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Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Sergio Chinos Kate McHale Dale Welcome John Cash Division of Corporation Finance

Re:	Atotech Ltd Draft Registration Statement on Form F-1 Submitted June 7, 2019 CIK No. 0001762459

FOIA Confidential Treatment Requested Under 17 C.F.R. §200.83

Ladies and Gentlemen:

On behalf of our client, Atotech Limited (the “Company,” “we,” “our” and “us”), we submit this letter setting forth the responses of the Company to the comments provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated July 2, 2019 (the “Comment Letter”) with respect to the Registration Statement on Form F-1 filed with the Commission by the Company on June 7, 2019 (the “Registration Statement”). Concurrently with the submission of this letter, the Company has filed Amendment No. 1 to the Registration Statement (“Amendment No. 1”) through EDGAR.

For your convenience, we have set forth each comment of the Staff from the Comment Letter in bold and italics below and provided our response below each comment.

General

1.

Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communication.

Response: The Company has not used any written communications, as defined in Part 405 under the Securities Act to date, but will supplementally provide the Staff with copies of all written communications, as defined in Rule 405 under the Securities Act, that the Company, or anyone authorized to do so on its behalf, presents to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of such communications.

CONFIDENTIAL TREATMENT REQUESTED BY ATOTECH LIMITED PURSUANT TO 17 CFR 200.83

July 29, 2019

2.

You state on page 38 of the registration statement that you may engage in limited sales and transactions involving certain countries that are targets of economic sanctions. We are also aware of a news report stating that your subsidiary Atotech Deutschland GmbH has locations in Iran and Syria. Iran, North Korea and Syria are designated by the Department of State as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. Please describe to us the nature and extent of any past, current, and anticipated contacts with Iran, North Korea and Syria, including contacts with their governments, whether through subsidiaries, affiliates, distributors, partners, customers or other direct or indirect arrangements. Please also discuss the materiality of those contacts, in quantitative terms and in terms of qualitative factors that a reasonable investor would deem important in making an investment decision. Tell us the approximate dollar amounts of revenues, assets and liabilities associated with those countries for the last three fiscal years and the subsequent interim period. Address for us the potential impact of the investor sentiment evidenced by divestment and similar initiatives that have been directed toward companies that have operations associated with U.S.-designated state sponsors of terrorism.

Response: The Company respectfully notes the Staff’s comment and informs the Staff that, according to historical company records, Atotech Deutschland GmbH had a distributor relationship in Iran until 2011 when the distributor contract was cancelled. Similarly, the Company reportedly sold chemical products to private customers in Syria prior to 2011, at which time such activities ceased. The Company further advises the Staff that, as of the date of this letter, the Company does not have (i) any employees in Iran or Syria, (ii) any subsidiaries or representation offices in Iran or Syria, or (iii) any agreements, arrangements, or other contacts with the Iranian or Syrian governments or entities controlled by them. In addition, the Company does not currently have and does not anticipate having or intend to have any contacts with Iran or Syria (including with their governments) in the future. The Company further notes that its historic sales to countries that are targets of economic sanctions predate the acquisition of Atotech B.V. by the Company and were made in compliance with applicable anti-corruption, anti-money laundering, and sanctions regulations.

None of the Company nor any of its subsidiaries operates or conducts any business in any of Iran, North Korea or Syria and no such entity has derived any revenues or held assets or incurred liabilities related to such countries during any of the last three fiscal years or the subsequent interim period. For these reasons, the Company does not believe it has engaged in activities that will have a material impact on investor sentiment. However, in response to the Staff’s comment, the Company has further supplemented its disclosure on page 39 of Amendment No. 1 to note that the Company may be negatively impacted if there were any perceived or actual breach of compliance by the Company with respect to applicable laws relating to anti-corruption, anti-money laundering, and sanctions and that any perceived or actual breach of compliance may adversely impact its reputation, business, financial condition, and results of operations.

3.

Please identify your significant subsidiaries, including their country of incorporation or residence. Please refer to Item 4.C of Form 20-F. In addition, please consider providing an organizational chart to describe your organizational structure.

Response: The Company respectfully notes the Staff’s comment and undertakes to file a list of its significant subsidiaries, their jurisdiction of incorporation, and percentage ownership on Exhibit 21.1 prior to requesting effectiveness of the Registration Statement. The Company further advises the Staff that it has revised the disclosure on page 16 of Amendment No. 1 to include a simplified organizational chart of the Company.

CONFIDENTIAL TREATMENT REQUESTED BY ATOTECH LIMITED PURSUANT TO 17 CFR 200.83

July 29, 2019

Coverpage

4.

We note you have disclosed the company will be a controlled company following this offering; please disclose the Carlyle Group will control the company and the percentage ownership they will retain after this offering

Response: The Company respectfully notes the Staff’s comment and has revised the cover page of the prospectus included in Amendment No. 1 to disclose that The Carlyle Group and its affiliates will hold a controlling share of the Company’s common shares following the completion of the offering. The Company undertakes to include the anticipated percentage of ownership prior to requesting effectiveness of the Registration Statement.

Prospectus Summary, page 1

5.

Please revise to ensure that the information you include in your summary is balanced, such as, by way of example and not limitation, more prominent disclosure of your indebtedness. To the extent that you cite competitive strengths in your summary, please review each one and revise as necessary to provide balanced information, rather than merely listing generalized risk factors at the end of this section.

Response: The Company respectfully notes the Staff’s comment and has revised the disclosure on pages 3, 7, 8, 10, 15, 110, 111 and 113 of Amendment No. 1 to provide a more balanced discussion of the Company’s risks in relation to the discussion of the Company’s competitive strengths, including by adding clarifying disclosure to the competitive strengths described under the heading “Our Competitive Strengths” and by expanding the summary risk factor discussion to address some of the company’s key risks in greater detail in response to the Staff’s comment.

Summary Historical and Pro Forma Financial Information, page 19

6.

In the second paragraph, you disclose that “the historical financial data for the year ended December 31, 2016 and the period from January 1, 2017 through January 31, 2017, and the historical balance sheet data as of December 31, 2016 presented below have been derived from the audited financial statements and the related notes thereto included elsewhere in this prospectus.” Since your document does not appear to contain an audited balance sheet as of December 31, 2016, please revise this statement as appropriate.

Response: The Company respectfully notes the Staff’s comment and has revised the disclosure on pages 19 and 66 of Amendment No. 1 to clarify that the balance sheet data of Predecessor as of December 31, 2016 is not included in the prospectus found in the Registration Statement.

EBITDA and Adjusted EBITDA, page 20

7.	Please revise your table to separately show the line items included in non-cash adjustments for each period presented.

Response: The Company respectfully notes the Staff’s comment and has revised the disclosure on page 22 of Amendment No. 1 to disclose the dollar amounts attributable to each non-cash adjustment included in the calculation of Adjusted EBITDA.

CONFIDENTIAL TREATMENT REQUESTED BY ATOTECH LIMITED PURSUANT TO 17 CFR 200.83

July 29, 2019

8.

We note that that your non-IFRS measure, Adjusted EBITDA, includes an adjustment for discontinued products to eliminate the EBITDA generated by sales of discontinued products containing Chrome VI and sales of the EM product line which you are exiting. Since it does not appear that these product lines met the criteria for being presented as discontinued operations pursuant to IFRS 5.32, your presentation appears to substitute individually tailored recognition and measurement methods for those of IFRS. Additionally, it appears that your adjustment for the adoption of IFRS 16, which you adopted on January 1, 2019, subsequent to each of the periods presented, also substitutes individually tailored recognition and measurement methods for those of IFRS. Please tell us how you determined that your adjustments comply with Question 100.04 of the Division’s Compliance and Disclosure Interpretations on Non-GAAP Financial Measures.

Response: The Company respectfully notes the Staff’s comment and confirms that it has considered Question 100.4 of the Division’s Compliance and Disclosure Interpretations on Non-GAAP Financial Measures and specifically evaluated Rule 100(b) of Regulation G that states that a registrant shall not make public a non-GAAP financial measure that, taken together with the information accompanying that measure, is misleading. Based on that evaluation, the Company does not believe that the adjustments to eliminate the EBITDA generated by sales of discontinued products containing Chrome VI and sales of the EM product line (the “Eliminated Product Categories Adjustments”) or the adjustments to give effect to the adoption of IFRS 16 “Leases” as though that standard had been retroactively applied (the “IFRS 16 Adjustments”), when considered in light of their purpose and value to investors and taken together with the accompanying disclosure, conflict with the Staff’s Disclosure Interpretation or the Rule and do not constitute the substitution of individually tailored revenue recognition and measurement methods for those of IFRS.

In determining the adjustments to consolidated net income (as determined on an IFRS basis) to arrive at the Non-IFRS measure, Adjusted EBITDA, the Company included only adjustments that it believes provide investors with greater transparency into its ongoing operating results and enable them to better compare its operating performance with the operating performance of its competitors and across both historical and future periods. The Company believes that the Eliminated Product Categories Adjustments and the IFRS 16 Adjustments achieve these ends by providing investors with important information that allows investors to evaluate the performance of the Company on a consistent basis from period-to-period both on a historical and going-forward basis and align the Company’s financial presentation in the Registration Statement with the key financial metrics utilized in the Company’s senior secured credit facilities and the indentures governing its Opco Notes and the Holdco Notes (each as defined in Amendment No. 1). We discuss specific considerations for the inclusion of the Eliminated Product Categories Adjustments and the IFRS 16 Adjustments below.

As described in the Registration Statement, during fiscal 2016 the Company began to phase out products containing hexavalent chromium (or “Chrome VI”) and its product lines for soldermasks and resists for secondary imaging technology (or the “EM Product Line”) and has included adjustments to eliminate EBITDA attributable to these product categories. The Staff notes that neither of these phase outs meet the criteria under IFRS 5 for treatment as discontinued operations based upon the quantitative and qualitative factors included in that standard. However, given that the Chrome VI phase out is largely complete other than de minimis sales, and the EM Product Line phase out was completed during fiscal 2018, the Company believes that the Eliminated Product Categories Adjustment is necessary to help investors’ to understand the ongoing business and its results of operations and is necessary to ensure that investors understand the magnitude and impact

CONFIDENTIAL TREATMENT REQUESTED BY ATOTECH LIMITED PURSUANT TO 17 CFR 200.83

July 29, 2019

of the discontinuations over time. The Company also respectfully notes that the Eliminated Product Categories Adjustment is accompanied by clear disclosure regarding its nature and the fact that its inclusion is a departure from IFRS and is consistent with adjustments made to Segment Adjusted EBITDA as set forth in the Company’s audited financial statements included in the Registration Statement. Further, the Company retitled these adjustments as “Eliminated Product Categories” to ensure that they are not confused with discontinued operations under IFRS 5.

Similarly, the Company believes that the inclusion of the IFRS 16 Adjustments also provides investors with additional disclosure that is necessary to understand the Company’s results of operations on an ongoing basis and for investment purposes. This is particularly the case in light of the fact that, as the Staff notes in its comment, the Company adopted IFRS 16 “Leases” on January 1, 2019. This change will have significant effects on the Company’s results of operations, as described in footnote (h) to the Adjusted EBITDA reconciliation included in the Registration Statement, which will be fully reflected in the interim results that will be included in the Registration Statement prior to being declared effective and in all of the Company’s financial statements for periods ending after January 1, 2019. The Company also respectfully notes that these adjustments are consistent with the adjustments to consolidated net income required made in calculating the financial metrics comparable to Adjusted EBITDA that are used to assess covenant compliance in the Company’s senior secured credit facilities and the indentures governing its Opco Notes and the Holdco Notes. The Company further notes that the IFRS 16 Adjustment is accompanied by clear disclosure regarding its nature and the fact that its inclusion is a departure from IFRS and the Company confirms that the IFRS 16 Adjustments are used by the Company’s senior management in analyzing the Company’s performance.

The Company respectfully submits that, although Question 100.04 of the Staff’s Compliance and Disclosure Interpretations indicates that certain adjustments may be inconsistent with Rule 100(b) of Regulation G, the Company does not believe that the adjustments at issue violate the Rule as they are accompanied by sufficient disclosure to ensure that they are not misleading and do not conflict with the Disclosure Interpretation in that they merely provide additional information necessary to better understand the Company’s results of operations as prepared in accordance with IFRS and do not constitute the substitution of “individually tailored revenue recognition and measurement methods for those of [IFRS].”

Use of Proceeds, page 62

9.	Please provide the disclosure required by Item 3.C.4 of Form 20-F.

Response: The Company respectfully notes the Staff’s comment and advises the Staff that it has not yet determined which of its outstanding indebtedness it intends to repay using the net proceeds it receives in the offering, or the aggregate amount of any such repayment. The Company acknowledges the Staff’s comment and confirms that if it elects to discharge, reduce, or retire indebtedness with any part of the proceeds, the Company will provide the information required by item 3.C.4 of Form 20-F.

CONFIDENTIAL TREATMENT REQUESTED BY ATOTECH LIMITED PURSUANT TO 17 CFR 200.83

July 29, 2019

Cost of sales, page 75

10.

Please expand your historical narrative to quantify and discuss the impact of the fair value step-up in inventory during the Successor fiscal 2017 period. This comment also applies your cost of sales discussion on page 77.

Response: The Company respectfully notes the Staff’s comment and has revised the disclosure on pages 75 and 78 of Amendment No. 1 to discuss the impact of the fair value step-up in inventory during the Successor fiscal 2017 period.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Revenue, page 75

11.

We note that revenue increased by $27.9 million from Pro Forma Successor fiscal 2017 to Successor fiscal 2018 as a result of the increase in chemistry revenues of $51.1 million. While your narrative discusses the items which comprise the increase in chemistry revenues, it is not clear what the offsetting amount of $23.2 million was attributed to. Please revise your registration statement to discuss and quantify the reasons for the offsetting amount.

Response: The Company respectfully notes the Staff’s comment and has revised the disclosure on page 75 of Amendment No. 1 to clarify that the offsetting amount of $23.2 million was attributable to decreases in equipment revenues.

Selling, general and administrative expenses, page 75

12.

To the extent that multiple factors contributed to fluctuations in a financial statement line item, please quantify the impact of each factor. In this regard, please expand your discussion to quantify the reasons for fluctuations you have identified between the Pro Forma Successor fiscal 2017 and Successor fiscal 2018 periods.

Response: The Company respectfully notes the Staff’s comment and has revised the disclosure on page 76 of Amendment No. 1 to clarify the reasons for the fluctuations in Selling, general, and administrative expenses.

Income tax expense, page 76

13.	Please revise your disclosure to:

a.	Quantify and discuss the reasons for the significant differences between your effective tax rate and the statutory rate, as applicable, for each historical period presented and;

b.	More fully describe and quantify the reasons for the differences in the effective tax rates between Pro Forma Successor fiscal 2017 and Successor fiscal 2018.

Response: The Company respectfully notes the Staff’s comment and has revised the disclosure on pages 77, 79 and 80 of Amendment No. 1 to quantify the reasons for the differences between the effective tax rate and the statutory tax rate for both the historical and pro forma periods.

Other expenses, net, page 76

14.	Please revise your registration statement to quantify the reasons you have disclosed for the changes between the Pro Forma Successor fiscal 2017 and Successor fiscal 2018 periods.

Response: The Company respectfully notes the Staff’s comment and has revised the disclosure on page 76 of Amendment No. 1 to quantify the reasons disclosed for the changes between Pro Forma Successor fiscal 2017 and Successor fiscal 2018 with respect to Other expense, net.

CONFIDENTIAL TREATMENT REQUESTED BY ATOTECH LIMITED PURSUANT TO 17 CFR 200.83

July 29, 2019

Electronics Segment Revenues, page 79

15.

Please revise your registration statement to quantify how much of the EL chemistry revenue was offset by a decrease in equipment revenues due to lower orders between Pro Forma Successor fiscal 2017 and Successor fiscal 2018.

Response: The Company respectfully notes the Staff’s comment and has revised the disclosure on page 81 of Amendment No. 1 to quantify the amount of EL Chemistry revenue offset by a decrease in equipment revenues due to lower orders between Pro Forma Successor fiscal 2017 and Successor fiscal 2018.

Historical Cash Flows

Operating Activities, page 82

16.

You state that “the increase in net cash generated operating activities for fiscal 2018 was primarily due to the increase in consolidated net income, as compared to fiscal 2017.” Since net income was not generated in either period, please revise your statement as appropriate.

Response: The Company respectfully notes the Staff’s comment and has revised the disclosure on page 84 of Amendment No. 1 to clarify that the increase in net cash generated is attributable to a decrease in net loss during fiscal 2018 as compared to fiscal 2017.

Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm, page F-2

17.

We remind you to have your registered public accounting firm revise their report to indicate that the firm conducted its audits in accordance with “the standards of the PCAOB” upon the public filing of your registration statement. Please refer to PCAOB Auditing Standard 3101.

Response: The Company respectfully notes the Staff’s comment and has asked KPMG AG Wirtschaftsprüfungsgesellschaft to revise its report on page F-2 of Amendment No. 1 to refer to PCAOB Auditing Standard 3101.

Consolidated Statements of Income (Loss), page F-3

18.	Please revise your presentation to show basic/diluted earnings (loss) per share rounded to the nearest cent. This comment also applies to your presentation in Note 23.

Response: The Company respectfully notes the Staff’s comment and has revised the disclosure on pages F-3 and F-80 of Amendment No. 1 to show basic/diluted earnings (loss) per share rounded to the nearest cent.

CONFIDENTIAL TREATMENT REQUESTED BY ATOTECH LIMITED PURSUANT TO 17 CFR 200.83

July 29, 2019

(3) Summary of Significant Accounting Policies

Revenue from Contracts with Customers, page F-23

19.	With respect to your chemistry products please:

a.	Expand your disclosure to clarify when you transfer control of your products to your customer pursuant to IFRS 15.119(a);

b.	Disclose any significant judgments made when determining when a customer obtains control over your products as provided by IFRS 15.125; and

c.	Identify the methods, inputs and assumptions used to determine and allocate the transaction price and to measure obligations for returns or refunds. Please refer to IFRS 15.126.

Response: The Company respectfully notes the Staff’s comment and has revised the disclosure on page F-24 and F-25 of Amendment No. 1 to include expanded disclosure related to IFRS 15.119(a), IFRS 15.125, and IFRS 15.126.

(24) Segment Reporting, page F-78

20.	Please disclose your revenue by product grouping pursuant to IFRS 8.32. It appears to us that you should present your revenue disaggregated between chemistry and equipment for each of your segments.

Response: The Company respectfully notes the Staff’s comment and has revised the disclosure on page F-81 of Amendment No. 1 to disaggregate the chemistry and equipment revenue attributable to each of its segments.

Exhibit Index, page II-3

21.

We note that you have entered into employment agreements with each of your executive officers. Please file the written employment agreements with your officers as exhibits to your registration statement. Please refer to Item 601(b)(10) of Regulation S-K.

Response: The Company respectfully notes the Staff’s comment and undertakes to file the employment agreements entered into with each of its executive officers prior to requesting effectiveness of the Registration Statement.

*    *    *    *

CONFIDENTIAL TREATMENT REQUESTED BY ATOTECH LIMITED PURSUANT TO 17 CFR 200.83

July 29, 2019

We hereby advise the Staff that we will ensure that, prior to effectiveness, the Staff will receive a copy of a letter or a phone call from FINRA stating that FINRA has completed its review of the underwriting arrangements and has no objection.

In connection with the above responses to the Staff’s comments, we acknowledge that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that the foregoing has been responsive to the Staff’s comments and look forward to resolving any outstanding issues as quickly as possible. Please direct any questions or comments regarding the foregoing to me at (202) 637-1028 or my colleague, Jason M. Licht, at (202) 637-2258.

Very truly yours,

/s/ Patrick H. Shannon
Patrick H. Shannon
of LATHAM & WATKINS LLP

Cc:	Geoff Wild, Chief Executive Officer, Atotech UK Topco Limited

Josh McMorrow, Vice President and Group General Counsel, Atotech UK Topco Limited

Jason M. Licht, Latham & Watkins LLP

CONFIDENTIAL TREATMENT REQUESTED BY ATOTECH LIMITED PURSUANT TO 17 CFR 200.83